Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

June 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Brian Fetterolf
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed May 31, 2024
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2024 relating to the Amendment No. 5 to Registration Statement on Form S-4, submitted by the Company to the Commission on May 31, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 6 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 5 to Registration Statement on Form S-4 Filed May 31, 2024

Q: What interests do Clover Leaf’s Sponsor and current officers, directors and financial advisors have in the Business Combination?, page xviii

1.	We note your response to prior comment 2, as well as your revised disclosure that “Maxim has agreed to a 25% reduction of its deferred underwriting commission upon the closing of the Business Combination, despite Maxim having already completed its underwriting services.” However, here and throughout the prospectus, you continue to disclose that the “IPO Underwriter is entitled to deferred underwriting fees in the amount of $0.35 per Unit, or $4,840,930.50.” Please revise to reconcile such inconsistencies and clarify whether the outstanding fees owed to Maxim by Clover Leaf are $3,630,698 (if true) or another amount, and ensure that your disclosure is consistent throughout the prospectus/proxy statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xviii, xxviii, 11, 80, 96, and 115 of the Registration Statement to clarify that Maxim has agreed to reduce the outstanding fees owed by the Company to Maxim by 25% from $4,840,930.50 to $3,630,698.

Summary of the Proxy Statement/Prospectus, page 1

2.	We re-issue prior comment 1 with respect to our request that in each place where you reference the listing of your securities on Nasdaq (e.g., pages 1 and 19), acknowledge that your securities may be subject to suspension and delisting as a result of the hearing with the Panel on May 7, 2024, if true. Also, on page 13, revise to acknowledge how quotation on the over-the-counter market would impact holders of your common stock, including any negative impact upon liquidity and quotation. In that instance, disclose how much notice you will provide to holders of your securities and the manner in which you expect to advise them.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 14 and 36–37 of the Registration Statement to include the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clover Leaf, page 147

3.	Here and in Kustom Entertainment’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, we note that you updated to include a discussion of the results for the three months ended March 31, 2024 and 2023 but no longer include a discussion of your results for the fiscal years ended December 31, 2023 and 2022. Please revise to include a discussion and analysis of your and Kustom Entertainment’s financial condition and results of operations for the periods covered by the financial statements included in the prospectus/proxy statement. Refer to Instruction 1 to paragraph (b) of Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 149 and 164–170 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP